DISTRICT OFFICE 1915 EYE ST NW WASHINGTON, DC 20006 LONDON OFFICE ONE GREAT CUMBERLAND PLACE MARBLE ARCH, LONDON, W1H7AL	LAW OFFICES OF DAVID E. PRICE 13520 ORIENTAL ST ROCKVILLE, MD 20853 --------- TEL (202) 536-5191 TopTierStrategies.com Skype: TopTierEsq	MONACO OFFICE SUITE #1, 17 BLVD DE SUISSE MONACO 98000 ISRAEL OFFICE DIAMOND TOWER, 28TH FLOOR 3A JABOTINSKI RD., RAMAT-GAN 52520
 November 19, 2010

Division of Corporation Finance
US Securities & Exchange Commission
Washington, DC  20549
Attn: Mr. Terence O’Brien

Re:   Algoil, Inc
        Form 10-Q for the Quarter ended June 30th, 2010
        Filed March 26th, 2010
        File No. 53144

Dear Mr. O’Brien,

Following your Comment Letter of October 22, 2010, Item 4, page 10; wherein we had utilized the term “not fully effective”. Upon review of Item 307 of Regulation S-K, I note that the statute reads:

“Disclose the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.”

It would seem the operative term is the noun “effectiveness”, relating to “controls & procedures”.  We had written that our controls & procedures were “not fully effective”, which upon review seems fully compliant with the statute and our conclusions as to the “effectiveness” of then-current controls. It certainly does not appear from the source statute that the operative term “effective” (an adjective) is utilized, much less the test of compliance. However, so as to make our public filings clear on the issue, we shall, going forward, commit to only utilizing the term “effective” or “not effective/ineffective”.

2) We had not provided the full definition of control and procedures per Rule 13a-15e. In our future filings we shall endeavor to utilize the full definition, or simply conclude as to effectiveness without any reference to the definitions thereof.

3) Again, as in item #1 supra, in addressing the effectiveness of controls, we wrote “not fully effective”. In our filings henceforth, we shall use only “effective” or “ineffective”.  Lastly, we note your request that we provide a statement of management’s responsibility per 308(a) of Regulation SK. We had written:

“Management is committed to maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure.”

This paragraph was specifically drawn with 308(a) in mind, and was meant in fact to paraphrase it. Section 308(a) reads:

“a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;”

In order to more clearly define this matter in all future filings, we shall quote section 308(a) verbatim.

In sum, all information provided in the 10Q was wholly accurate. It appears that in attempting to fulfill both the letter and spirit of the regulations noted supra, that some grammatical variance from the source statutes appeared. Note that we have remedied this matter for future filings and they should now read as you have suggested in your Comments of October 22nd, 2010.

Additionally, and as part of the company’s response in this matter, the issuer acknowledges that:

(a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the staff do not foreclose the Commission for taking any action with respect to the filing; and

(c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments in this matter, please do contact us at any time.

Sincerely yours,

David E. Price, Dir.